ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
For the six months ended December 31, 2023 and 2022

		Six Months Ended December 31
		2023	2022(1)
	Note	£’000	£’000
REVENUE	5	371,973	401,410
Cost of sales
Direct cost of sales		(259,412)	(249,253)
Allocated cost of sales		(13,218)	(12,243)
Total cost of sales		(272,630)	(261,496)
GROSS PROFIT		99,343	139,914
Selling, general and administrative expenses		(78,618)	(79,886)
OPERATING PROFIT		20,725	60,028
Net finance income / (expense)		7,193	(1,189)
PROFIT BEFORE TAX		27,918	58,839
Tax on profit on ordinary activities	7	(7,205)	(12,092)
PROFIT FOR THE YEAR AND PROFIT ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY		20,713	46,747
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		1,869	823
TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY		22,582	47,570

EARNINGS PER SHARE (EPS):	8
Weighted average number of shares outstanding - Basic		58,101,072	56,962,777
Weighted average number of shares outstanding - Diluted		58,367,296	57,923,559
Basic EPS (£)		0.36	0.82
Diluted EPS (£)		0.35	0.81

The notes hereto form an integral part of these condensed consolidated financial statements.

(1)The presentation of the income statement has been changed to no longer separately disclose the net impairment gains/losses on financial assets on the face of the Condensed Consolidated Statements of Comprehensive Income, but include them within Selling, general and administrative expenses.

ENDAVA PLC
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2023 and June 30, 2023

	December 31, 2023	June 30, 2023
	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	255,749	240,818
Intangible assets	61,561	66,216
Property, plant and equipment	23,181	25,940
Lease right-of-use assets	54,949	65,084
Deferred tax assets	21,314	20,156
Financial assets and other receivables	6,386	5,242
TOTAL	423,140	423,456
ASSETS - CURRENT
Trade and other receivables	170,318	177,866
Corporation tax receivable	2,327	4,042
Financial assets	186	56
Cash and cash equivalents	198,602	164,703
TOTAL	371,433	346,667
TOTAL ASSETS	794,573	770,123
LIABILITIES - CURRENT
Lease liabilities	13,782	14,573
Trade and other payables	84,678	91,159
Corporation tax payable	5,103	5,940
Contingent consideration	5,335	7,650
Deferred consideration	2,499	1,267
TOTAL	111,397	120,589
LIABILITIES - NON CURRENT
Lease liabilities	45,645	54,441
Deferred tax liabilities	13,730	14,623
Contingent consideration	—	3,809
Deferred consideration	3,280	4,837
Other liabilities	543	516
TOTAL	63,198	78,226
EQUITY
Share capital	1,167	1,155
Share premium	17,753	14,625
Merger relief reserve	48,139	42,805
Retained earnings	566,589	522,926
Other reserves	(13,644)	(10,176)
Investment in own shares	(26)	(27)
TOTAL	619,978	571,308
TOTAL LIABILITIES AND EQUITY	794,573	770,123
The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
For the six months ended December 31, 2023 and 2022

	Share capital	Share premium	Merger relief reserve	Investment in own shares	Retained earnings	Capital redemption reserve	Other reserves	Foreign exchange translation reserve	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at June 30, 2022	1,135	9,152	30,003	(155)	398,102	161	1,505	(7,180)	432,723
Equity-settled share-based payment transactions - net of tax	—	—	—	—	17,755	—	—	—	17,755
Issuance of shares related to acquisitions	2	9,973	—	—	—	—	—	—	9,975
Exercise of options	13	2,264	—	—	—	—	—	—	2,277
Hyperinflation adjustment	—	—	—	—	163	—	—	—	163
Transaction with owners	15	12,237	—	—	17,918	—	—	—	30,170
Profit for the year	—	—	—	—	46,747	—	—	—	46,747
Other comprehensive income	—	—	—	—	—	—	—	823	823
Total comprehensive income for the year	—	—	—	—	46,747	—	—	823	47,570
Balance at December 31, 2022	1,150	21,389	30,003	(155)	462,767	161	1,505	(6,357)	510,463

Balance at June 30, 2023	1,155	14,625	42,805	(27)	522,926	161	6,842	(17,179)	571,308
Equity-settled share-based payment transactions - net of tax	—	—	—	—	22,950	—	—	—	22,950
Exercise of options	9	3,128	—	1	—	—	—	—	3,138
Issuance of shares related to acquisitions	3	—	5,334	—	—	—	(5,337)	—	—
Hyperinflation adjustment	—	—	—	—	—	—	—	—	—
Transaction with owners	12	3,128	5,334	1	22,950	—	(5,337)	—	26,088
Profit for the year	—	—	—	—	20,713	—	—	—	20,713
Other comprehensive income	—	—	—	—	—	—	—	1,869	1,869
Total comprehensive income for the year	—	—	—	—	20,713	—	—	1,869	22,582
Balance at December 31, 2023	1,167	17,753	48,139	(26)	566,589	161	1,505	(15,310)	619,978

The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six months ended December 31, 2023 and 2022

		Six Months Ended December 31
		2023	2022
	Note	£’000	£’000
OPERATING ACTIVITIES
Profit for the year		20,713	46,747
Income tax charge		7,205	12,092
Non-cash adjustments	9	31,833	24,974
Tax paid		(4,814)	(10,047)
Net changes in working capital	9	(3,314)	(7,635)
Net cash from operating activities		51,623	66,131

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)		(2,200)	(7,591)
(Loss) / Proceeds from disposal of non-current assets		(27)	16
Payment for acquisition of subsidiary, net of cash acquired		(6,710)	(32,397)
Other acquisition related settlements		(6,680)	—
Interest received		3,522	797
Net cash used in investing activities		(12,095)	(39,175)

FINANCING ACTIVITIES
Proceeds from sublease		87	237
Repayment of lease liabilities		(7,420)	(6,491)
Interest and debt financing costs paid		(583)	(423)
Grant received		230	220
Proceeds from exercise of options		3,129	2,266
Net cash used in financing activities		(4,557)	(4,191)
Net change in cash and cash equivalents		34,971	22,765

Cash and cash equivalents at the beginning of the year		164,703	162,806
Net foreign exchange differences		(1,072)	(248)
Cash and cash equivalents at the end of the year		198,602	185,323

The notes hereto form an integral part of these condensed consolidated financial statements.

ENDAVA PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.General Information
Reporting Entity
Endava plc (“Endava” or the “Company” and, together with its subsidiaries, the “Group” and each a “Group Entity”) is domiciled in London, United Kingdom. The address of the Company’s registered office is 125 Old Broad Street, London, EC2N 1AR. The Group’s expertise spans the entire ideation-to-production spectrum, creating value for its clients through creation of Product and Technology Strategies and Intelligent Digital Experiences, delivered via world-class engineering and through its broad technical capabilities.
These unaudited condensed consolidated financial statements incorporate the financial statements of the Group and entities controlled by the Group as of and for the six months ended December 31, 2023. These condensed financial statements were authorised for issue by the Company's Board of Directors on March 27, 2024.

2.Application of New and Revised International Financial Reporting Standards (“IFRSs”)
Several other amendments and interpretations apply for the first time in fiscal year 2024, but do not have a material impact on these unaudited condensed consolidated financial statements.
The Group does not anticipate that adoption of the following IFRSs will have a material effect on the Group’s consolidated financial statements and related disclosures.
Effective for annual periods beginning on or after January 2023:

•IFRS 17 - Insurance Contracts

•Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8

•Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

•Amendment to IAS 12 - International tax reform

Effective for annual periods beginning on or after January 2024:

•Amendment to IFRS 16: Subsequent measurement requirements for sale and leaseback transactions

•Amendment to IAS 1: Non-current Liabilities with Covenants

•Amendment to IAS 7 and IFRS 7 - Supplier finance

•Amendments to IAS 21 – Lack of Exchangeability

3.Significant Accounting Policies
a.Statement of compliance
These unaudited condensed consolidated financial statements have been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements and notes thereto for the year ended June 30, 2023 contained in the Group's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on September 19, 2023 (File No. 001-38607).
The principal accounting policies adopted by the Group in the preparation of the condensed consolidated financial statements are set out below.
b.Basis of Preparation
These condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended June 30, 2023. These condensed consolidated financial statements do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.
c.Functional and Presentation Currency
The unaudited condensed consolidated financial statements are presented in British Pound Sterling (“Sterling”), which is the Company’s functional currency. All financial information presented in Sterling has been rounded to the nearest thousand, except when otherwise indicated.
d.Use of Estimates and Judgments
The preparation of condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts for assets, liabilities, income and expenses. Actual result may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.
e.Going concern
The Group has been closely monitoring the impact of the developments on its businesses, mainly because the continuous worsening of global business and economic conditions may impact the stability of operations and could have an adverse impact on the earnings of the Group. While the technology sector has experienced economic headwinds globally, the impact on the Group’s operations and liquidity has not been substantial.
In accordance with IAS 1 “Presentation of financial statements”, and revised FRC (“Financial Reporting Council") guidance on “risk management, internal control and related financial and business reporting”, the Directors have considered the funding and liquidity position of the Group and have assessed the Group’s ability to continue as a going concern for the foreseeable future. In doing so, the Directors have reviewed the Group’s budget and forecasts, and have taken into account all available information about the future for a period of at least, but not limited to, 12 months from the date of approval of these condensed consolidated financial statements.
Having considered the outcome of these assessments, the Directors believe that the Group has adequate resources to continue operations for the foreseeable future, being at least 12 months from the date of approval of these condensed consolidated financial statements, and accordingly continue to adopt the going concern basis in preparing the condensed consolidated financial statements.

f.Basis of Consolidation
(i)    Business combinations
Business combinations are accounted for using the acquisition method. The results of businesses acquired in a business combination are included in the consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognised as goodwill.
The Group performs valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocates the purchase price to the tangible and intangible assets acquired and liabilities assumed based on management’s best estimate of fair value. The Group determines the appropriate useful life of intangible assets by performing an analysis of cash flows based on historical experience of the acquired businesses. Intangible assets are amortised over their estimated useful lives based on the pattern in which the economic benefits associated with the asset are expected to be consumed, which to date has approximated the straight-line method of amortisation.
Any contingent and deferred consideration payable are measured at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted for within equity. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the 'measurement period' (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. Otherwise, subsequent changes in the fair value of deferred and contingent consideration payable are recognised in the statement of comprehensive income within finance expense or finance income.
Transaction costs associated with business combinations are expensed as incurred and are included in selling, general and administrative expenses.
(ii)    Subsidiaries
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
(iii)    Transactions eliminated on consolidation
All transactions and balances between Group Entities are eliminated on consolidation.
g.Revenue
The Group generates revenue primarily from its single class of business being the provision of IT services. It recognises revenue in accordance with IFRS 15 – “Revenue from Contracts with Customers”:

•The Group accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

•The Group identifies its distinct performance obligations under each contract. A performance obligation is a promise in a contract to transfer a distinct product or service to the customer.

•The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring products or services to a customer. With respect to all types of contracts, revenue is only recognised when the performance obligations are satisfied and the control of the services is transferred to the customer, either over time or at a point in time, at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services.

•The Group considers the majority of its contracts to have a single performance obligation. In cases in which there are multiple performance obligations in the contract, a separate price allocation is performed based on relative standalone selling prices.

•Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and taxes.

The Group’s services are generally performed under time-and-material based contracts (where materials consist of travel and out-of-pocket expenses) and fixed-price contracts. The vast majority of the Group's contracts are relatively short term in nature and have a single performance obligation.

Under time-and-materials based contracts, the Group charges for services based on daily or hourly rates and generally bills and collects monthly in arrears. The Group applies the practical expedient. Under the practical expedient, if the vendor’s right to consideration from a customer corresponds directly with the value to the customer of the vendor’s performance completed to date, the vendor can recognise revenue at the amount to which the vendor has the right to invoice. Consequently the revenue from time-and-materials contracts is recognised based on the right to invoice for services performed, with the corresponding cost of providing those services reflected as cost of sales when incurred.

Fixed price contracts are predominantly flat rate recurring service arrangements provided evenly over time, where revenue is recognised on a straight-line basis over the period of the service and do not require any judgment.

A small proportion of fixed price contracts contain percentage of completion and milestone contracts recognised over time. Percentage of completion and milestone contract revenue is recognised over time applying the input or output methods depending on the nature of the project and the agreement with the customer. The input method is applied by recognising revenue on the basis of the Group’s efforts to date to the satisfaction of the performance obligation relative to the total expected inputs to the satisfaction of the performance obligation. The output method is applied by recognising revenue on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract, respectively. Each method is applied according to the characteristics of each contract and client. The inputs and outputs are selected based on how faithfully they depict the Group's performance towards complete satisfaction of the performance obligation. These methods are followed where reasonably dependable estimates of revenues and costs can be made. Percentage of completion and milestone contracts generally correspond to short-term contracts that generally do not span more than one accounting period.

The group also enters into a small number of volume-based arrangements where revenue is recognised based upon performance of certain activities (e.g. processing of IT service tickets). Volume-based revenue is recognised over time based on the volume of IT related services provided in the period at the fixed rate per activity.

Variable consideration usually takes the form of volume-based discounts, price concessions or incentives. Determining the estimated amount of such variable consideration involves assumptions and estimation uncertainty that can have an impact on the amount of revenues reported.

From time to time, the Group may enter into arrangements with third-party suppliers to sell services. In such cases, the Group evaluates whether it is the principal (i.e., reports revenues on a gross basis) or the agent (i.e., reports revenues on a net basis). In doing so, the Group first evaluates whether it has control of the service before it is transferred to the customer. If the Group controls the service before it is transferred to the customer, the Group is the principal; if not, the Group is the agent. Determining whether the Group controls the service before it is transferred to the customer may require judgment.

A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets primarily relate to unbilled amounts on fixed-price contracts. Services performed on or prior to the balance sheet date, but invoiced thereafter, are reflected in accrued income. Contract liabilities, or deferred income, consist of advance payments from clients and billings in excess of revenues recognised. The Group classifies deferred income as current on the consolidated balance sheet and it is recognised as revenue when the services are provided under a contract. These balances are generally short-term in nature and are generally recognised as revenue within one year..

4.Operating Segment Analysis
Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding on how to allocate resources and in assessing performance. The Company’s CODM is considered to be the Company’s Chief Executive Officer (“CEO”). The CEO reviews financial information presented on a Group level basis for the purposes of making operating decisions and assessing financial performance. Therefore, the Group has determined that it operates in a single operating and reportable segment.

5. Revenue
Set out below is the disaggregation of the Group’s revenue from contracts with customers by geographical market, based on where the service is being delivered to:

	Six months Ended December 31
	2023 £’000	2022 £’000
UK	128,278	158,700
North America	114,713	135,088
Europe	93,811	89,430
Rest of the world	35,171	18,192
Total	371,973	401,410
The Group's revenue by industry sector is as follows:

	Six months Ended December 31
	2023 £’000	2022 £’000
Payments and Financial Services	98,766	120,029
Banking and Capital Markets	52,172	65,262
Insurance	30,455	25,348
TMT(1)	85,767	88,908
Mobility	39,815	39,340
Other	64,998	62,523
Total	371,973	401,410
(1) Technology, Media and Telecommunications ("TMT")
Starting fiscal year 2024, the Group has updated the breakdown by industry verticals to provide additional granularity.

6.Particulars of Employees (including Directors)

	Six Months Ended December 31
	2023	2022
The average number of staff employed by the group during the period (including directors):
Number of operational staff	10,606	11,032
Number of administrative staff	1,140	1,071
Number of management staff	9	8
Total	11,755	12,111

7.Tax on Profit on Ordinary Activities

	Six Months Ended December 31
	2023 £’000	2022 £’000
Current tax	7,205	12,092
Tax for the six months ended December 31, 2023 is charged using the Group’s best estimate of the average annual effective rate expected for the full year applied to the profit before tax of the six month period plus the impact of any one off tax items arising in the period. The resulting effective rate for the six months ended December 31, 2023 is 25.8% (six months ended December 31, 2022: 20.6%).

8.Earnings Per Share
Basic earnings per share
Basic EPS is calculated by dividing the profit for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

	Six Months Ended December 31
	2023 £’000	2022 £’000
Profit for the year, attributable to equity holders of the Company	20,713	46,747

	Six Months Ended December 31
	2023	2022
Weighted average number of shares outstanding	58,101,072	56,962,777
Earnings per share - basic (£)	0.36	0.82
Diluted earnings per share
Diluted EPS is calculated by dividing the profit for the period attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of shares that would be issued if all dilutive potential ordinary shares were converted into ordinary shares. In accordance with IAS 33 ”Earnings Per Share”, the dilutive earnings per share are without reference to adjustments in respect of outstanding shares when the impact would be anti-dilutive.

	Six Months Ended December 31
	2023 £’000	2022 £’000
Profit for the year, attributable to equity holders of the Company	20,713	46,747

	Six Months Ended December 31
	2023	2022
Weighted average number of shares outstanding	58,101,072	56,962,777
Diluted by: options in issue and contingent shares	266,224	960,782
Weighted average number of shares outstanding (diluted)	58,367,296	57,923,559
Earnings per share - diluted (£)	0.35	0.81

9.Cash Flow Adjustments and Changes in Working Capital

	Six Months Ended December 31
Non-cash adjustments	2023 £’000	2022 £’000
Depreciation, amortisation and impairment of non-financial assets	18,761	16,087
Interest income	(3,522)	(797)
Interest expense	2,060	1,175
Foreign exchange loss	3,408	1,993
Grant income	(1,458)	(1,319)
Research and development tax credit	(2,501)	(1,200)
Share-based compensation expense	23,556	15,909
Fair value movement on contingent consideration	(8,706)	(7,143)
Hyperinflation effect loss	—	5
Fair value movement of financial liabilities	238	286
Loss / (Gain) on disposal of non-current assets	107	(21)
Gain on right of use assets disposals	(110)	(1)
Total non-cash adjustments	31,833	24,974

	Six Months Ended December 31
Net changes in working capital	2023 £’000	2022 £’000
Decrease / (Increase) in trade and other receivables	7,871	(6,580)
(Decrease) / Increase in trade and other payables	(11,185)	(1,055)
Total changes in working capital	(3,314)	(7,635)
Investing activities
£6.68 million presented as other acquisition related settlements represents the repayment of external bank debt as part of the acquisition of TLM.

Note 10. Revolving Credit Facility

On February 9, 2023, Endava announced the successful closing of a £350 million unsecured, multicurrency revolving credit facility. This facility is for general business purposes, including future capital investments and development activities. The facility replaced Endava’s previous unsecured revolving credit facility of £200 million, which was due to expire on October 12, 2024. It also provides for uncommitted accordion options for up to an aggregate of £150 million in additional borrowing and has two renewal options for one year each. In February 2024, Endava entered into an extension option extending the maturity date of the facility to February 2027.
11. Share-Based Payment Arrangements
The Group had the following share-based payment arrangements: Company Share Option Plan (“CSOP”), Joint Share Ownership Plan (“JSOP”), Long Term Incentive Plan (“LTIP”), 2018 Equity Incentive plan (“EIP”) and 2018 Sharesave Plan (“SAYE”).
During the reporting period, discounted ”Share Success” (”SS”) options were granted under the EIP to all eligible employees at the prescribed eligibility date, other than the U.K. employees which were granted under a CSOP sub-plan to the EIP. The SS options are disclosed separately to other awards under the EIP and CSOP.
The number, weighted-average exercise price, weighted average share price at exercise date and average contractual life of the share options under the above arrangements were as follows:

	CSOP	JSOP	LTIP	EIP	SAYE	SS
Options outstanding at July 1, 2023	5,845	6,965	29,012	904,825	345,845	1,465,971
Options granted during the period	—	—	—	1,386,725	—	1,666,357
Options exercised during the period	—	—	(125)	(383,158)	(79,353)	—
Options forfeited during the period	—	—	—	(13,059)	(12,896)	(120,596)
Options outstanding at December 31, 2023	5,845	6,965	28,887	1,895,333	253,596	3,011,732

Weighted average exercise price December 31, 2023 - £	0.90	—	—	—	39.43	49.30
Weighted average share price at exercise date during six month period ending December, 31, 2023 - £	—	—	50.28	39.76	52.55	—
Weighted average contractual life December 31, 2023 - years	1	13	2	3	0	6
Options granted in the period have been valued using a Black Scholes option pricing model using the following inputs.

	2023 SS	2022 SS
Exercise price	£36.81- £38.75	£54.52
Risk-free rate	4.49%	4.23%
Expected volatility	50.14%	50.36%
Expected dividends	—	—
Fair value of option	£32.85- £33.49	£35.68
Other options granted under the Group's equity plans have a nil exercise price, therefore their fair value equals the share price at grant date.
For the six months ended December 31, 2023, the Group recognised a £23.56 million share-based payment charge in respect of all the Group’s share option schemes (December 31, 2022: £15.90 million).

12. Business combinations

On August 3, 2023, Endava announced the acquisition of TLM Partners Inc, together with its subsidiaries (”TLM”), a company that provides outsourced development services across design, engineering and art/animation for PC and console video games and other digital entertainment. TLM has a particular expertise in highly complex areas of cross-play, industry experience and deep relationships with a wide array of platform partners and clients in the United States and around the world including prominent games publishers and developers.TLM, a Delaware company, has subsidiaries in Canada and Ireland and a branch in Romania. TLM had 61 staff members as of August 31, 2023. The acquisition accounting of TLM was considered final as of December 31, 2023.

The consideration included elements of cash, equity, deferred and contingent consideration. The following table summarises the acquisition date fair values of each major class of consideration transferred:

£’000
Initial cash consideration	3,214
Fair value of deferred consideration	741
Fair value of contingent consideration	4,378
Total consideration transferred	8,333

Under the TLM share purchase agreement (the “TLM Purchase Agreement”) , the Group paid the former equity holders of TLM a cash purchase price of £3.2 million, including post closing adjustments on the cash, debt and working capital of TLM. In addition, the Group recognised deferred consideration with a fair value of £0.7 million attributed to a holdback amount, payable within 18 months of the acquisition date. The deferred consideration is measured at amortised cost using the effective interest rate method. The fair value at the balance sheet date approximates to its carrying value.
The Group also recognised a fair value of £4.4 million of consideration contingent upon fulfillment of certain earn-out conditions related to revenue and EBITDA of TLM during the earn-out period. Management estimated a 39% payout of this contingent consideration using probability-weighted outcomes. The fair value was then determined by applying an appropriate discount rate that embeds the risk included in the projected scenarios. Any subsequent revaluations to contingent consideration as a result of changes in such estimations are recognised in the consolidated statement of comprehensive income.
Under the TLM Purchase Agreement, there are other amounts in the form of restricted share units under the 2018 Equity Incentive Plan, that are payable in future periods based on the continued service of certain TLM employees. As all restricted share units are based on continued service provided to the post-combination entity, they have been excluded from consideration and will instead be accounted for as ongoing remuneration under IFRS 2.
The Company's allocation of the total purchase consideration against the net liabilities acquired is as follows:

£’000
Intangible assets - client relationships	2,106
Property, plant and equipment	88
Cash and cash equivalents	160
Trade and other receivables	1,106
Borrowings	(5,740)
Trade and other payables	(3,843)
Deferred tax liability	(537)
Fair value of net liabilities acquired	(6,660)

Other than intangible assets, the fair value approximates the carrying value of the net liabilities acquired. Management have no doubt over the collectibility of the trade receivables included in the trade and other receivables line above.

Intangible assets subject to valuation include client relationships. The multi period excess earnings method was applied to determine the fair value of the client relationship intangible asset. The fair value determined under this approach used customer attrition and discount rates as critical assumptions. The contribution of other tangible and intangible assets to the cash flows were also used as inputs in the fair value determination exercise, but they are not considered to be critical assumptions. The after-tax residual cash flows attributable to existing customers were discounted to a present value.

Deferred tax

The deferred tax liability at acquisition on the client relationship was £0.5 million based on a book base of £2.1 million and a tax base of nil at the date of acquisition.

Goodwill

Goodwill arising from the acquisition has been recognised as follows:

£’000
Consideration transferred	8,333
Fair value of net liabilities acquired	6,660
Goodwill	14,993

The goodwill arising from the acquisition represents the knowledge and experience of the workforce, who are instrumental in securing future revenue growth, the new customer relationships anticipated to arise post-acquisition and a proportion of goodwill that is, by its nature, the unidentifiable underlying assets that contributes in generating profits.

Acquisition related costs in the form of legal and professional fees of £0.9 million were expensed as incurred and are presented under selling, general and administrative expenses

13. Subsequent events

On February 29, 2024, Endava entered into a definitive agreement to acquire 100% ownership of GalaxE Group, Inc (”GalaxE”) headquartered in New Jersey, United States. When completed, the transaction will add approximately 1,650 employees to Endava and provide several key strategic benefits to Endava: (1) significantly expand Endava's footprint in North America; (2) provide deep domain expertise in the U.S. Healthcare market; (3) establish Endava's delivery operations in India and (4) provide complementary platform capabilities focused on enterprise digital transformation. Total consideration for the acquisition is $405 million, primarily in cash with some stock, of which $30 million is conditional upon future performance of the GalaxE business. The transaction is expected to close in early April 2024 subject to the completion of customary closing conditions and approval, including the expiration of the required waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.